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FEB 28 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I(X) Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Diagonal Street
(No. and Street)

Alexandria (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I(X) Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

OFFICIAL SEAL
JOHN L. GEORGE
Notary Public for South Carolina
My Commission Expires April 13, 2027

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I(X) Securities, LLC

Report on Audit of Financial Statements and
Supplementary Information
For the Year Ended December 31, 2019

I(X) Securities, LLC

Year Ended December 31, 2019

Contents

Financial Statements

Supplementary Information

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
i(x) Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of i(x) Securities, LLC as of December 31, 2019, the related statements of loss, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of i(x) Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of i(x) Securities, LLC's management. Our responsibility is to express an opinion on i(x) Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to i(x) Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC
Certified Public Accountants

We have served as i(x) Securities, LLC's auditors since 2012.

Livingston, New Jersey
February 26, 2020

I(X) Securities, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of December 31, 2019

ASSETS		
Cash	$	7,108
TOTAL ASSETS	$	7,108
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	-
MEMBER'S EQUITY		7,108
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,108

See Notes to Financial Statements.

I(X) Securities, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the Year Ended December 31, 2019

REVENUE:	
Interest income	$ 8
Total Revenue	8
OPERATING EXPENSES:	
Professional fees	26,555
Regulatory expenses	1,171
Insurance expenses	472
Bad debt expense	29,884
Other expenses	521
Total Expenses	58,603
NET LOSS	$ (58,595)

See Notes to Financial Statements.

I(X) Securities, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

MEMBER'S EQUITY, January 1, 2019	$	37,776
Member's contributions		27,927
Net loss		(58,595)
MEMBER'S EQUITY, December 31, 2019	$	7,108

See Notes to Financial Statements.

I(X) Securities, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended December 31, 2019

OPERATING ACTIVITIES:		
Net loss	$	(58,595)
Bad debt expense		29,834
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in operating assets:		
Increase in prepaid assets		6,125
Decrease in intercompany receivables		(29,834)
Net change in operating liabilities:		
Decrease in accounts payable and accrued expenses		(1,976)
Net Cash Used for Operating Activities		(54,446)
FINANCING ACTIVITIES:		
Member's contributions received		27,927
Net Cash Provided by Financing Activities		27,927
NET DECREASE IN CASH		(26,519)
CASH AT BEGINNING OF YEAR		33,627
CASH AT END OF YEAR	$	7,108

See Notes to Financial Statements.

1. Organization and Nature of Business

I(X) Securities, LLC (the "LLC") was incorporated in May 2002 in the State of New York. The LLC is registered with the Securities and Exchange Commission ("SEC"). The LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). On February 8, 2019, the LLC was acquired by I(X) Holdings, LLC and was renamed from Novahill Partners, LLC to I(X) Securities, LLC. The LLC submitted a Continuing Membership Application to FINRA for a 100% change in ownership, which was approved on May 16, 2019. The LLC operated from its headquarters to Alexandria, Virginia and did not change its business operations during the year.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at financial institutions.

Revenue recognition - Revenue is recognized at the completion of a project with the closing of the deal. Retainer revenue is recognized upon billing of the client. The company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The LLC typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition is successfully completed. This success fee is typically based upon a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the LLC recognizes retainer fees in the period earned, with seperate revenue recognition once each transaction is finalized.

Income taxes – The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the LLC elected to be taxed as a partnership. Accordingly, the individual member report their distributive share of the LLC's income or loss and credits on the member's individual tax return.

Uncertain tax positions - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2019, and does not expect any material adjustments to be made.

3. Lease Accounting

In connection with ASC Topic 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards had on the Company's financial statements using a modified retrospective transition approach. As of December 31, 2019, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At December 31, 2019, the LLC had net capital of $7,108 which was $2,108 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 0%. The LLC is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements." There were no differences between this computation of net capital and the corresponding computation prepared by the LLC, and included in the LLC's unaudited Part IIA FOCUS Report filing as of December 31, 2019.

5. Concentrations of Credit Risk

Cash - The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. As of December 31, 2019, the amount in excess of insured limits of $250,000 was $0.

6. Subsequent Events

The Company has evaluated events and transactions that occurred after December 31, 2019 through February 26, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement. The LLC is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

7. Going Concern

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At December 31, 2019, the Company's cash balance was $7,108. The Company received a $50,000 capital contribution in February 2020 to fund immediate regulatory obligations. Management has determined that additional funding will be necessary and remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained.

8. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
i(x) Securities, LLC

We have audited the financial statements of i(x) Securities, LLC ("Company") as of and for the year ended December 31, 2019, and have issued our report thereon dated February 26, 2020, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of i(x) Securities LLC's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 26, 2020

I(X) Securities, LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2019

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	7,108
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		-
NET CAPITAL	$	7,108
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
Excess net capital	$	2,108
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	1,108
Percentage of aggregate indebtedness to net capital		0%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2019.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of i(x) Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) i(x) Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which i(x) Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("exemption provisions"); and (2) i(x) Securities, LLC stated that i(x) Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. i(x) Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about i(x) Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 26, 2020

I(X) Securities, LLC
Exemption Report

I(X) Securities is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2019, the Company states the following:

- The Company may file an Exemption Report because the Company had no obligations under the provisions of 17 C.F.R § 240.15c3-3(k)(2)(i).

- The Company had no obligations under 17 C.F.R § 240.15c3-3(k)(2)(i) throughout the calendar year ended December 31, 2019, without exception.

I, Michael Doyle, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Name: Michael Doyle
Title: CCO